EXHIBIT 18.1

April 24, 2014

Mead Johnson Nutrition Company
2701 Patriot Boulevard
Glenview, Illinois

Dear Sirs/Madams:

At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended March 31, 2014, of the facts relating to your changes in principles for all defined benefit pension plans for determining the market related value of plan assets from a calculated value method to a fair value method and for recognizing actuarial gains and losses for all defined benefit pension and other post-employment benefit plans from an amortization method to immediate recognition. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Company, that the accounting changes described in your Form 10-Q are to alternative accounting principles that are preferable under the circumstances.

We have not audited any consolidated financial statements of Mead Johnson Nutrition Company and its consolidated subsidiaries as of any date or for any period subsequent to December 31, 2013. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of Mead Johnson Nutrition Company and its consolidated subsidiaries as of any date or for any period subsequent to December 31, 2013.

Yours truly,

/s/ Deloitte & Touche LLP
Chicago, Illinois